SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

AVALON GLOBOCARE CORP.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

05344R 104

(CUSIP Number)

c/o Avalon Globocare Corp.

4400 Route 9 South, Suite 3100, Freehold, New Jersey 07728

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 05344R 104	13D	Page 2 of 4 Pages
1	NAME OF REPORTING PERSONS Wenzhao Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER 3,733,788 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 3,733,788 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,733,788 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	As of the date hereof, Wenzhao Lu (the “Reporting Person”) may be deemed to beneficially own an aggregate of 3,733,788 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Avalon Globocare Corp. (the “Issuer”), which amount includes 150,000 shares of Common Stock underlying a fully vested option which is exercisable within 60 days. This amount excludes additional shares of Common Stock of the Issuer that may be issuable upon conversion of 4,000 shares of the Issuer’s Series A Preferred Stock owned by the Reporting Person, which would have become convertible on November 9, 2023 but for a 4.99% beneficial ownership blocker provision set forth in the Certificate of Designation of the Issuer’s Series A Preferred Stock.

(2)	The foregoing reported beneficial ownership percentage is based on 10,999,534 shares of Common Stock of the Issuer issued and outstanding as of November 14, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 14, 2023. This amount reflects the one-for-ten reverse stock split of the Issuer, effective January 5, 2023, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on January 4, 2023.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer. The Issuer’s principal executive offices are located at Avalon Globocare Corp., 4400 Route 9 South, Suite 3100, Freehold, New Jersey 07728.

Item 2. Identity and Background.

This statement is being filed by and on behalf of the Reporting Person.

The address of the principal office of the Reporting Person is c/o Avalon Globocare Corp., 4400 Route 9 South, Suite 3100, Freehold, New Jersey 07728.

The Reporting Person is principally involved in the business of consulting and is the Chairman of the Board of Directors of the Issuer.

The Reporting Person is a citizen of the United States.

The Reporting Person is an accredited investor.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Funds for the purchase of the shares of Common Stock of the Issuer reported herein were from the Reporting Person’s personal funds. The Reporting Person paid approximately $7,308,823 to acquire 7,973,869 shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities of the Issuer for investment purposes and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person may be deemed to beneficially own 3,733,788 or 33.9% of the Common Stock of the Issuer, based on 10,999,534 shares of Common Stock issued and outstanding as of November 14, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023. This amount reflects the one-for-ten reverse stock split of the Issuer, effective January 5, 2023, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on January 4, 2023.

Except as described in this Schedule 13D, the Reporting Person has not effectuated any other transactions involving the securities of the Issuer in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 24, 2024	/s/ Wenzhao Lu
Wenzhao Lu